Filed by Babylon Holdings Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257694

Subject Company:

Alkuri Global Acquisition Corp.

(Commission File No. 001-40011)

Babylon Delivers Exceptional H1 2021 Operational and Financial Results

and Reaffirms Growth Guidance

H1 2021 Revenue grew 472% year-over-year

Global growth to become one of the largest Value-Based Care businesses with over 200,000 Members1

U.S. grew from its January 2020 launch to over 3 million covered lives including over 80,000 VBC lives

Alkuri Global Acquisition Corp. and Babylon expect to close the transaction mid-October 2021

Babylon reaffirms 2021 and 2022 growth guidance

PALO ALTO, CA & LONDON, UK – September 15, 2021 Babylon Holdings Limited (“Babylon”), a world leading company reengineering how people engage with their health at every step of the care continuum, today announced its financial and operating results for the six months ended June 30, 2021.

Ali Parsa, CEO and Founder of Babylon said: “Babylon again passed many milestones in the first half of 2021, growing revenue by 472% year on year. We continued to execute, putting us amongst the fastest growing companies worldwide, including in the US, where since our initial launch last year, we gained millions of covered members and, as of today, over 100,000 value-based lives.”

“But I believe we have not even really begun. We are on the verge of a fundamental overhaul in the global system of delivery of healthcare, with finally everything that is solid melting into air as it did years ago with other sectors like retail, finance and information. Out of this the healthcare sector will also emerge some of the world’s most valuable and impactful companies by creating a more scalable, accessible and affordable value proposition worldwide.”

“We have the determination and the confidence to focus on this long-term goal, and not be distracted by short term glory. Babylon has one of the largest and most diverse collections of scientists, engineers and clinicians working together across the world, led by an accomplished management team with a proven track record, addressing affordability and accessibility of healthcare. We will continue to invest to create a powerful and unique combination of our digital-first, AI-enabled, comprehensive clinical services that will in time transform every touch point of the care continuum. I couldn’t be more proud of our Babylonian team and we look at these results that were delivered by every Babylonian as just a confirmation that we are on the right path,” said Parsa.

[1]	Including GP at Hand members

Financial Results and Operating Metrics Summary

Improvement in the following financial and operational metrics for the six months ended June 30, 2021, compared to the six months ended June 30, 2020:

•	Revenue totaled $128.8 million compared to $22.5 million, an increase of 472% year over year

•	Net loss improved to $75.7 million compared to a net loss of $90.8 million in the prior period

•	Adjusted EBITDA loss improved to $54.2 million compared to a loss of $76.2 million in the prior period

•	VBC member count in the U.S. was zero on June 30, 2020 versus ~84,000 on June 30, 2021

•	Coverage of residents under UK Babylon GP at Hand grew to over 102,000 on June 30, 2021, now largest GP practice in UK

•	In Rwanda, appointment volumes tripled from ~44,000 in June 2020 to ~132,000 in June 2021

•	Users[2] increased 55% year-over-year to 8.2 million on June 30, 2021

[2]	Number of members who have joined our digital platform and complete all mandatory fields on the digital platform

H1 2021 and Recent Highlights

•

On June 3, 2021, Babylon entered into a definitive merger agreement with Alkuri Global Acquisition Corp. (NASDAQ: KURI), a special purpose acquisition company; this combination is further supported by a $230 million PIPE – funded over 85% from new, institutional investors

•

In January 2021, TELUS acquired Babylon’s Canadian venture and concurrently signed a long-term licensing deal to continue offering Babylon’s innovative AI-driven digital health tools to TELUS’ customers. This is Babylon’s first long-term license of its digital platform including its telehealth capabilities and AI-tools together.

•

In June 2021, Babylon entered into an agreement to make its Babylon 360 solution available to ~15,000 members across New York state commencing on July 1, 2021, and combined with more members in Missouri and California, total VBC Members in the U.S. grew to over 100,000

•

Publication of peer-reviewed research in July 2021 affirmed that Babylon’s digital-first model in the UK delivered 15% - 35% lower hospital care costs than the regional average[3] – confirming Babylon’s proprietary model of care can produce meaningful cost savings

•

In August 2021, Babylon announced that it was extending its partnership with the Royal Wolverhampton NHS Trust to introduce an integrated and accessible digital-first healthcare experience to be made available to ~55,000 Wolverhampton residents in October 2021

•	Babylon completed preparation for participation commencing January 2022 in one of the innovative VBC programs sponsored by CMS[4] and CMMI[5] and is awaiting finalization of CMS processes and approvals

•	Babylon accelerated its rate of product revisions and releases 4-fold, putting it in a category with other world-class technology companies

Leadership Development

Babylon has made substantial investment in its leadership team over the past year. These additions include:

•	Paul-Henri Ferrand, former President at Google Cloud and Dell, North America as the company’s Chief Business Officer (CBO);

•	Steven Davis, former SVP and GM of AI and data at Expedia as the Chief Technology Officer (CTO);

•	Stacy Saal, former GM/COO of Prime Air at Amazon as the Chief Operating Officer (COO);

•	Yon Nuta, former Chief Product Officer at Gaia, Inc as the Chief Product Officer (CPO);

•	Samira Lowman, former VP, Organization and Talent Acquisition & Development at General Electric as Chief People Officer (CPO); and

•	Darshak Sanghavi, former Chief Medical Officer at United Healthcare and Optum as Global Chief Medical Officer (CMO).

Balance Sheet

As of June 30, 2021, the Company had cash and cash equivalents of $42.4 million.

In August 2021, Babylon completed a debt offering of $50 million which is due to be repaid at the completion of the transaction with Alkuri Global Acquisition Corp.

[3]

Commissioned by Babylon Holdings and published in Journal of Medical Internet Research. Study compared spending per patient for Babylon GP at Hand to the regional average spending over a two-year period from April 1, 2018 to March 31, 2019 in North West London

[4]	Centers for Medicare & Medicaid Services
[5]	Center for Medicare & Medicaid Innovation

Financial Outlook

“We’re pleased with our first half results and strong execution of our growth plan, and we remain on track to deliver our 2021 revenue and adjusted EBITDA expectations,” said Charlie Steel, Chief Financial Officer of Babylon. “Our business and operational momentum continue to accelerate as we enter the second half, and our world class team has us well positioned to further our track record of robust growth to achieve our revenue growth and objectives for 2022 and beyond.”

FY 2021 Financial Guidance

For the twelve months ended December 31, 2021, the Company reiterates its previously provided outlook and continues to expect:

•	Revenue of ~$321 million
•	Adjusted EBITDA of ~ ($140) million

These statements are forward-looking and actual results may differ materially. Please refer to the Forward-Looking Statements disclaimer below for information on the factors that could cause our actual results to differ materially from these forward-looking statements.

Upon the closing of the definitive merger agreement with Alkuri Global Acquisition Corp., which is expected in October 2021, subject to receipt of Alkuri stockholder approval and the satisfaction of other customary closing conditions, the new company will become Babylon Holdings Limited and will be listed on the New York Stock Exchange under the ticker symbol BBLN. The transaction reflects an initial pro forma equity value of approximately $4.2 billion and is expected to deliver up to $575 million of gross proceeds to fund Babylon’s pro forma balance sheet, including the contribution of up to $345 million of cash held in Alkuri Global’s trust account assuming no redemptions. The combination is further supported by a $230 million PIPE - funded over 85% from new, institutional investors.

A reconciliation of International Financial Reporting Standards (“IFRS”) and non-IFRS results has been provided in the accompanying tables. An explanation of these measures is included in the supplemental tables to this press release.

Accompanying supplemental information will be posted to the Investor Relations section of Babylon’s web site at https://www.babylonhealth.com/us/investor-relations.

About Babylon

Babylon is a world leading, digital-first, value-based care company whose mission is to make high-quality healthcare accessible and affordable for everyone on Earth.

Babylon is re-engineering healthcare, shifting the focus from sick care to preventative healthcare so that patients experience better health, and reduced costs. This is achieved by leveraging a highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare. We endeavor to support patients’ health needs, all from their devices, with the aim to promote longer and healthier lives. When sick, Babylon provides assistance to navigate the health system, connecting patients digitally to the right clinician 24/7, at no additional cost.

Founded in 2013, we have since delivered millions of clinical consultations and AI interactions, with c.2m clinical consultations and c.3.9m AI interactions in 2020 alone. We work with governments, health providers and insurers across the globe, and support healthcare facilities from small local practices to large hospitals. For more information, please visit www.babylonhealth.com/us.

Table 1

Babylon Holdings Limited

Consolidated Statement of Profit and Loss and Other Comprehensive Loss

(In thousands, except per share amounts, unaudited)

	For the Six Months Ended June 30,
	2021	2020
Revenue	$128,771	$22,503
Cost of care delivery	(92,137)	(18,820)
Platform & application expenses	(21,377)	(12,898)
Research & development expenses	(17,201)	(20,881)
Sales, general & administrative expenses	(76,606)	(52,762)

Operating loss	(78,550)	(82,858)

Finance costs	(2,243)	(2,569)
Finance income	28	6
Exchange (loss)	(91)	(2,146)

Net finance (expense)	(2,306)	(4,709)
Gain on sale of subsidiary	3,917	—
Share of loss of equity-accounted investees	(1,276)	(309)

Loss before taxation	(78,215)	(87,876)

Tax benefit / (provision)	2,493	(2,937)

Loss for the period	(75,722)	(90,813)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(67)	1,530

Other comprehensive (loss) / gain for the period, net of income tax	(67)	1,530

Total comprehensive loss for the period	(75,789)	(89,283)

Loss attributable to:
Equity holders of the parent	(74,907)	(89,984)
Non-controlling interest	(815)	(829)

	(75,722)	(90,813)

Total comprehensive loss attributable to:
Equity holders of the parent	(74,974)	(88,454)
Non-controlling interest	(815)	(829)

	$(75,789)	$(89,283)

Net loss per share, Basic and Diluted	$(0.09)	$(0.11)

Table 2

Babylon Holdings Limited

Consolidated Statement of Cash Flows

(In thousands, unaudited)

	For the Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Loss for the period	$(75,722)	$(90,813)
Adjustments for:
Finance costs	2,243	2,569
Finance income	(28)	(6)
Depreciation and amortization	13,322	6,459
Share-based compensation	12,344	433
Taxation	(2,493)	2,937
Exchange loss	91	2,146
Gain on disposal of subsidiary	(3,917)	—
Impairment expense	—	32
Share of net loss of associates and joint ventures	1,276	309

	(52,884)	(75,934)
Working capital adjustments:
(Increase) in trade and other receivables	(12,414)	(8,291)
Increase/(Decrease) in trade and other payables	43,604	(3,166)
Decrease in assets/liabilities held for sale	1,460	—
Decrease in other assets/liabilities	768	—

Net cash used in operating activities	(19,466)	(87,391)

Cash flows from investing activities
Capital expenditure	(2,444)	(460)
Interest received	7	6
Development costs capitalized	(16,254)	(18,138)
Acquisition of subsidiary, net of cash acquired	(13,835)	—
Proceeds from sale of investment in subsidiary	2,213	—
Purchase of shares in associates and joint ventures	(5,000)	(5,000)

Net cash used in investing activities	(35,313)	(23,592)

Cash flows from financing activities
Proceeds from other loans	116	357
Payments from exercise of share options	(482)	—
Net proceeds from issue of share capital	—	1
Fees directly attributable to equity raise	—	(10,245)
Principle payments on leases	(2,293)	(782)
Interest paid	(1,826)	(2,338)

Net cash outflow from financing activities	(4,485)	(13,007)

Net (decrease) in cash and cash equivalents	(59,264)	(123,990)
Cash and cash equivalents at January 1	101,757	214,888
Effect of movements in exchange rate on cash held	(112)	(702)

Cash and cash equivalents at June 30	$42,381	$90,196

Table 3

Babylon Holdings Limited

Consolidated Statement of Financial Position

(In thousands, unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Non-current assets
Right-of-use assets	$10,135	$2,572
Property, plant and equipment	2,879	1,334
Investments in associates	12,600	8,876
Goodwill	31,303	17,832
Other intangible assets	102,331	78,853

Total non-current assets	159,248	109,467

Current assets
Right-of-use assets	3,487	1,942
Trade and other receivables	28,218	13,525
Prepayments and contract assets	9,253	8,841
Cash and cash equivalents	42,381	101,757
Assets held for sale	—	3,282

Total current assets	83,339	129,347

Total assets	$242,587	$238,814

EQUITY AND LIABILITIES
Ordinary share capital	$10	$10
Preference share capital	4	3
Share premium	557,569	485,221
Share-based payment reserve	45,286	32,185
Retained earnings	(544,411)	(469,504)
Foreign currency translation reserve	1,608	1,675

Total capital and reserves	60,066	49,590
Non-controlling interests	(2,046)	(1,231)

Total equity	58,020	48,359

LIABILITIES
Non-current liabilities
Contract liabilities	81,982	57,274
Deferred grant income – tax credit	6,340	7,488
Lease liabilities	10,815	2,011
Deferred tax liability	768	—

Total non-current liabilities	99,905	66,773

Current liabilities
Trade and other payables	26,231	11,635
Accruals and provisions	31,574	18,636
Contract liabilities	23,136	18,744
Deferred grant income – tax credit	1,264	—
Lease liabilities	1,984	2,488
Loans and borrowings	473	70,357
Liabilities directly associated with the assets held for sale	—	1,822

Total current liabilities	84,662	123,682

Total liabilities	184,567	190,455

Total liabilities and equity	$242,587	$238,814

Table 4

Babylon Holdings Limited

Reconciliation of IFRS Loss for the Period to EBITDA and Adjusted EBITDA

(In thousands, unaudited)

EBITDA is defined as profit (loss), adjusted for depreciation, amortization, net finance income (costs), and income taxes. Adjusted EBITDA is defined as profit (loss), adjusted for depreciation, amortization, net finance income (costs), income taxes, share-based compensation, impairment expenses, foreign exchange gains or losses and gains or losses on sale of subsidiaries.

We believe that EBITDA and Adjusted EBITDA are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities.

EBITDA and Adjusted EBITDA have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definition of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because some issuers calculate EBITDA and Adjusted EBITDA differently or not at all, limiting their usefulness as direct comparative measures.

	Six Months Ended June 30,
	2021	2020
Loss for the period	(75,722)	(90,813)
Add:
Depreciation and amortization expenses	13,322	6,459
Finance costs and income	2,215	2,563
Tax (benefit) / provision on loss	(2,493)	2,937

EBITDA	(62,678)	(78,854)
Share-based compensation	12,344	433
Impairment expense	—	32
Exchange loss	91	2,146
Gain on sale of subsidiary	(3,917)	—

Adjusted EBITDA	(54,160)	(76,243)

Additional Information and Where to Find It

In connection with the proposed business combination between Alkuri Global Acquisition Corp. (“Alkuri Global”) and Babylon Holdings Limited (“Babylon”) and the other parties to the Merger Agreement dated June 3, 2021 (the “Merger Agreement”), Babylon filed a registration statement on Form F-4 dated July 2, 2021 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) with respect to Babylon’s securities to be issued in connection with the proposed business combination (File No. 333-257694), and Alkuri Global intends to file a preliminary proxy statement in connection with Alkuri Global’s solicitation of proxies for the vote by Alkuri Global’s stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Alkuri Global’s stockholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Alkuri Global shall mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Alkuri Global’s stockholders and other interested persons are advised to read the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/consent solicitation/prospectus, in connection with Alkuri Global’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination (the “Special Meeting”), because these documents will contain important information about Alkuri Global, Babylon and the proposed business combination.

Alkuri Global’s stockholders may also obtain a copy of the preliminary proxy statement/prospectus, or definitive proxy statement/prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alkuri Global, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: Alkuri Global Acquisition Corp., 4235 Hillsboro Pike, Suite 300, Nashville, TN 37215, Attention: Secretary, (615) 632-0303.

Participants in Solicitation

Alkuri Global, Babylon, and their respective directors and officers may be deemed participants in the solicitation of proxies of Alkuri Global stockholders in connection with the proposed business combination. Alkuri Global stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Alkuri Global in Alkuri Global’s registration statement on Form S-1 (File No. 333-251832), which was declared effective by the SEC on February 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Alkuri Global stockholders in connection with the proposed business combination and other matters to be voted upon at its Special Meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Babylon intends to file with the SEC.

Forward-Looking Statements

This communication contains, and certain oral statements made by representatives of Babylon and Alkuri Global and their respective affiliates, from time to time may contain, a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s or Alkuri Global’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, Babylon’s and Alkuri Global’s expectations with respect to the future performance of the combined company, including whether this proposed business combination will generate returns for stockholder, the anticipated addressable market for the combined company, the satisfaction of the closing conditions to the business combination, and the timing of the transaction.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Babylon’s or Alkuri Global’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Alkuri Global or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the failure of investors in the PIPE to fund their commitments upon the closing of the proposed business combination; (e) the risk that the proposed business combination disrupts current plans and operations of Babylon or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Alkuri Global to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Alkuri Global’s securities and the attractiveness of the business combination to investors; (i) the possibility that Babylon may be adversely affected by other economic, business and/or competitive factors; and (j) other risks and uncertainties to be identified in the registration/proxy statement relating to the business combination, when available, and in other documents filed or to be filed with the SEC by Alkuri Global and Babylon and available at the SEC’s website at www.sec.gov.

Babylon and Alkuri Global caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Alkuri Global nor Babylon undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitations

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the proposed business combination is completed, that the potential benefits of combining the companies will be realized.

Contacts:

Media

Adam Davison

press@babylonhealth.com

Investors

Kathy Kress

investors@babylonhealth.com